1 Variable Supplement Supplementary Declarations Forming a Part of the Application for Insurance Pruco Life Insurance Company of New Jersey The Prudential Insurance Company of America Both are Prudential companies. Policy is issued by the company named at the beginning of this application. PROPOSED INSURED(S): POLICY NUMBER (IF KNOWN): 1. INVESTMENT OPTIONS AND ALLOCATIONS I request that net premium payments be allocated to the investment options selected here. Investment allocations must be made in whole numbers and the total allocation must equal 100%. 2. DOLLAR COST AVERAGING To enroll in Dollar Cost Averaging (DCA), the Request for Dollar Cost Averaging- Enrollment or Change (COMB 98815) form must be completed. Automatic Money Market (AMKT) is required in section 1 to be used for Dollar Cost Averaging (DCA). ORD 96200-2025 Variable NEW YORK A007 3. NO-LAPSE GUARANTEE VUL Protector (2025 version or later) offers the option to elect an additional No-Lapse Guarantee beyond the limited No-Lapse Guarantee provided in the policy. This option comes at an additional cost and is optional. If you select the Extended Plus No-Lapse Guarantee Rider your allocations will be limited. Please see the prospectus to identify which allocation choices are available with this rider. Note: The riders can only be removed and cannot be added or switched after the policy has been issued. Check this box if you would like to select the Extended No-Lapse Guarantee Rider. Investment Option Code Allocation % % % % % % % % % % Investment Option Code Allocation % % % % % % % % % % Total 100% Rev. 06/2025

2 6. SIGNATURE •  I acknowledge receipt of the initial summary prospectus for the contract. •  The amount or duration of the death benefit may vary under specified conditions. •  Policy values may increase or decrease in accordance with the experience of the separate account. ORD 96200-2025 Variable NEW YORK An illustration of benefits, including death benefits, policy values and cash surrender values is available upon request. Signature of Policyowner Signature of Policyowner Signature of Policyowner Signature of Policyowner This form, and the information contained within, is not intended as investment advice and is not a recommendation about managing or investing your retirement savings. Prudential Annuities, Prudential Individual Life, and the Prudential entity(ies) set forth on this form, are not acting as your fiduciary as defined by any applicable laws and regulations. Please consult with your financial professional about managing or investing your retirement savings. X X X X / / / / / / / / 5. AUTOMATIC REBALANCING (OPTIONAL) To enroll in Automatic Rebalancing, the Request for Auto Rebalance (ORD 96819) form must be completed. 4. ALLOCATED CHARGES You may select up to two investment options from which your monthly charges will be deducted. • Percentages selected must be whole numbers (for example, 33¹⁄³ is invalid). The sum of all percentages must equal 100%. • Indexed Accounts/Index Strategies may not be selected. • If you do not specify an allocation of monthly charges or if there is insufficient money in the selected investment options, charges will be deducted from the remaining investment options using the method described in the policy. Investment Option Code Allocation % Investment Option Code Allocation % Total 100% Rev. 06/2025